                                   Filed by R.J. Reynolds Tobacco Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: R.J. Reynolds Tobacco
                                   Holdings, Inc. Commission File No. 001-6388

                                                                FINAL TRANSCRIPT

   [CCBN Street Events Letter Head]
   CCBN STREETEVENTS CONFERENCE CALL TRANSCRIPT

   RJR - Q3 2003 R.J. REYNOLDS TOBACCO HOLDINGS EARNINGS CONFERENCE CALL

   EVENT DATE/TIME: OCT. 28. 2003 / 10:00AM ET
   EVENT DURATION:  47 MIN

CORPORATE PARTICIPANTS
 CAROLE BIERMANN WEHN
 RJ Reynolds - VP Investor Relations

 DIANNE NEAL
 RJ Reynolds - EVP & CFO

 ANDY SCHINDLER
 RJ Reynolds - Chairman, President & CEO

 CHUCK BLIXT
 RJ Reynolds - EVP, General Counsel

LYNN BEASLEY
RJ Reynolds Tobacco Company - President and Chief Operating Officer



CONFERENCE CALL PARTICIPANTS
 JUDY HONG
 Goldman Sachs - Analyst

 MARTIN FELDMAN
 Merrill Lynch - Analyst

 DONALD LIPKIN
 Bear Stearns - Analyst

 DAVID ADELMAN
 Morgan Stanley - Analyst

 BONNIE HERZOG
 Smith Barney - Analyst

 ROB CAMPAGNINO
 Prudential Securities - Analyst

 ROBERT SMALLEY
 Clinton Group - Analyst

 KAREN MILLER
 Bear Stearns - Analyst

 SCOTT STARK
 Citigroup - Analyst

FILLIPPE GOOSSENS
Credit Suisse First Boston - Analyst

PRESENTATION

OPERATOR


         Good morning and welcome, ladies and gentlemen, to the R.J. Reynolds third-quarter earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the company we will open up the conference for questions and answers after the presentation. I will now turn the conference over to Carol Biermann Wehn, Vice President of Investor Relations.


CAROLE BIERMANN WEHN  - RJ REYNOLDS - VP INVESTOR RELATIONS


         Good morning and thank you for joining us. In our call this morning, we will discuss the combination of RJR Tobacco and Brown & Williamson that was announced yesterday, as well as RJR's third-quarter results and our outlook for the remainder of 2003. Joining me for our discussion are Andy Schindler, Chairman and CEO, Lynn Beasley, President and Chief Operating Officer of R.J. Reynolds Tobacco Company, Dianne Neal, Chief Financial Officer, and Chuck Blixt, General Counsel. Before I turn the call over to Dianne for her comments, I need to cover the Safe Harbor provision.

During the call, we will be discussing forward-looking information. When we talk about future results or events, there are a number of factors that could cause actual results to be materially different from our projections. These factors are listed at the end of our press release this morning and in our SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. We intend to file a registration statement including a proxy statement and prospective in connection with our proposed combination with Brown & Williamson. You are urged to read these documents when they become available. Our press release has instructions for obtaining copies of them, as well as our prior SEC filings and other information. And now it is my pleasure to turn the call over to Dianne Neal, our Chief Financial Officer.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Thank you, Carol. Good morning, everyone. Late yesterday we announced that R.J. Reynolds Tobacco Holdings and BAT have entered into a definitive agreement to combine the assets and operations of their respective U.S. tobacco businesses. In addition to Brown & Williamson's operations, we will also acquire Lane Ltd. Lane manufactures several cigar, pipe tobacco and roll your own products and also distributes Dunhill tobacco products in the U.S. By combining the two companies, we expect to achieve significant cost synergies, transform our business to become more efficient in the highly competitive U.S. market, and significantly improve shareholder value.

Consistent with the criteria we established after the spin off in 1999, the transaction is tobacco related, is clearly in an area where we have expertise, and is expected to be accretive to earnings in both the short-term and the long-term. In just a few minutes I will turn the call over to Andy for his comments on the acquisition, but before I do I will provide an overview of our third-quarter results.

On September 17, we announced Reynolds Tobacco's plan to improve earnings going forward. The plan is twofold. We focus our brand portfolio strategy and reduce our cost structure by $1 billion by the end of 2005. And our third-quarter results included several adjustments that were related to the September announcement and our efforts to reduce costs. For the quarter, we recorded an operating loss of $3,643,000,000. On a pre-tax basis, this includes a restructuring charge of $310 million, non-cash trademark and goodwill impairment charges of $3,590,000,000 and we benefited from a $39 million reduction in our returned goods reserve. Now let me cover these adjustments in a little more detail.

As part of our plan to reduce costs, we began implementing a reduction in our workforce. As a result, we recorded the $310 million restructuring charge. On an annualized basis, this will result in approximately $240 million of cost savings. At the time of the restructuring announcement, we said we were analyzing the value of RJR Tobacco's trademarks and goodwill. The restructuring triggered an accelerated analysis of their value. With regard to trademarks, in total the fair market value of our brand trademarks exceeded their carrying values, however accounting rules require that we assess fair market value on an individual brand basis. So even though the fair market value of Camel and Salem exceeded their book value, we could not net that against the decline in the value of other brands like Winston and Doral. As a result we recorded a pre-tax trademark impairment charge of $326 million in the third quarter.

We also had to revalue RJR Tobacco's goodwill that was recorded at the time of the LBO in 1989. We determined that the fair value was less than the carrying value, and that led to the $3.3 billion pre-tax impairment charge in the third quarter. On a combined basis, the two impairment charges totaled $3.6 billion pre-tax or $3.5 billion after-tax. These are non-cash charges and have no impact on our operations or our financing arrangements.

In July we announced a change in our returned goods policy to gain efficiencies. If you recall, we recorded a $54 million benefit in the second quarter. Which when added to our third-quarter adjustment of $39 million results in year-to-date favorability of $93 million in net sales and operating income. As a result of the third quarter restructuring and impairment charges, we incurred an operating loss of $3,643,000,000. This compares to $252 million of operating income in the prior year period. Excluding the restructuring and impairment charges totaling $3,900,000,000 million but including the $39 million returned goods adjustments; we would have earned $257 million in the third quarter of 2003 at the operating income level. We use this measure internally and feel it provides another useful perspective for investors. One last adjustment that did impact third-quarter net income was a $55 million reduction in certain income tax reserves. The net effect of all these adjustments on an after-tax basis was a net loss for the quarter of $3,451,000,000, or a loss of $41.31 per share. This compares to net income of $139 million and earnings-per-share of $1.56 in the third quarter of 2002.

With respect to the balance sheet, cash and short-term investments on September 30 were $1.7 billion. That is up $500 million from the second quarter due to the timing of settlement payments. Total long-term debt declined from $2 billion at the end of the second quarter to $1.7 billion on September 30. This was driven by $190 million of debt that matured during the quarter.

Now I will turn to volume and share of market, starting with industry volume. Management Science Associates reported industry shipments for the third quarter of 96.8 billion units, down 4.6 percent compared to the prior year. Full price shipments were down 2.4 percent to 71.7 billion units, and savings shipments declined 10.6 percent to 25 billion. Industry full price mix improved to 74.1 percent in the third quarter of 2003 from 72.4 percent in the year ago period. We do continue to believe that industry volume reported by Management Science Associates does not fully reflect shipments by the smaller manufacturers.

Now looking at Reynolds Tobacco's volume, RJR Tobacco's third-quarter shipments totaled 20.7 billion units. That is down 12.1 percent from the year ago period. Full price shipments were 13 billion, down 10.7 percent, and savings shipments were 7.7 billion, down 14.3 percent. For the quarter, full price mix improved to
62.7 percent. That was up a full percentage point from the same period last year. On a year-to-date basis, full price mix was level with last year at 61.5 percent. Year-to-date RJR Tobacco shipments were down 12.4 percent compared to the prior year period and we expect shipments to be down about 12 percent for the year, consistent with our prior guidance. We continue to believe that RJR Tobacco's consumption is down 8 to 10 percent versus year ago levels.

Regarding retail share of market results, for the quarter RJR Tobacco's total retail share of market averaged 22.43 percent. That is down from 23.21 in the year ago quarter, and down from 22.77 in the second quarter of 2003. As we announced in September, our new strategy is to grow share and profits on our two growth brands, Camel and Salem, while we make more limited investments in Winston and Doral. Combined share on our two growth brands was 8.56 for the quarter. That is up over 4/10 of a share point from 8.13 in the third quarter of 2002. And this is driven by growth on both Camel and Salem.

Now I'll turn to our revised guidance for the year. We currently anticipate an operating loss of $3,240,000,000 to $3,290,000,000. This includes restructuring and impairment charges of $3,965,000,000. Excluding these charges but including our year-to-date returned goods adjustment of $93 million, our guidance would be $675,000,000 to $725 million. Compared to the operating income guidance we gave in September, this includes about $100 million of incremental favorability from full price mix and cost savings that are running ahead of schedule. After net interest expense and taxes, we anticipate a net loss of $3,235,000,000 to $3,265,000,000. And this does include the tax favorability in the third quarter. The net loss per diluted share would be between $38.65 to $39.00. We expect to end the year with cash and short-term investments of approximately $1.6 to $1.7 billion and total long-term debt of about $1.6 billion.

And that concludes my summary of third-quarter results and our forecast for the year. Now I will turn the call over to Andy Schindler for his remarks on our pending transaction with British American Tobacco.


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Good morning, everyone. Yesterday's announcement marks a significant milestone for our company and for BAT. We believe the new company, Reynolds American, Inc. will be highly efficient and well-positioned to effectively compete in the U.S. market. In addition, the combination is expected to be accretive to earnings in both the short and long-term and provide tremendous value to shareholders. We expect to close the deal by mid 2004, following the necessary regulatory and shareholder approvals. Full integration of the businesses is expected to take 18 to 24 months after closing and generate more than $0.5 billion in annual savings.

We plan to consolidate the headquarters and production facilities in Winston-Salem. Reynolds American is expected to have approximately 150 million shares of common stock outstanding. BAT will own 42 percent. The remaining 58 percent of the shares will be owned by existing RJR shareholders, who will exchange their RJR stock on a 1 for 1 basis for shares of the new company. We expect this exchange to be on a tax-free basis. The new Board will consist of 13 members including five designated by BAT. Our plan is for management to recommend to the new Board an annual dividend policy of approximately 75 percent of net income. Until the transaction closes we intend to continue paying our current annualized dividend of $3.80 per share. After closing, the practical implication of BAT's 42 percent ownership is likely to preclude substantial share repurchase programs by Reynolds American.

I will serve as Executive Chairman of the new company for six months after the closing, and then as non-executive chairman. I am pleased to announce that Susan Ivey, President and CEO of Brown & Williamson, will join Reynolds American as President and Chief Executive Officer. I believe this acquisition is enormously positive and should create significant synergies and enhance our ability to compete in today's challenging marketplace. Thank you, and we will now go to the Q&A.

QUESTION AND ANSWER



OPERATOR


(OPERATOR INSTRUCTIONS) Judy Hong of Goldman Sachs.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         I guess I have a few questions related to the merger and then a couple on the Q3 results. First of all, how do you think that the merger will impact your strategy that was announced recently, particularly on emphasizing Salem as one of your focused brands?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Actually, we will remain on strategy. I think the way the merger impacts strategy and the company going forward is just to make us that much more efficient and able to be in a position to be more efficient and effective in the marketplace. So frankly, Judy, this merger is totally consistent with the strategy that we announced about a month ago in our reshape project.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         But the fact that you're going to have another premium menthol brand in your brand portfolio, does that make you rethink about whether to focus on one of the two brands as the focus menthol brand?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         We have not spent any time on that. Those types of decisions regarding strategy on specific brands will be determined post close by the new management of Reynolds American.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         Okay, and secondly you have indicated that you expect the deal to be accretive to EPS. Could you give us more color on the timing and how much you expect the deal to be accretive?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Judy, the timing of the deal is expected to close in the first half of 2004. I think at the earliest we're looking at six months. As far as the accretion, what I can do is base this on 2003 estimates of earnings. As you see from my comments this morning, excluding restructuring and impairment charges, we expect our operating earnings to be between $675 and $725 million. B&W's domestic earnings this year at the operating level are approximately $500 million. If you take the $500 million of synergies and add that to that and calculate some accretion based on EPS with a higher number of shares outstanding, based on those numbers you would get accretion of 35 to 40 percent. Clearly a good move for our shareholders. As far as the timing, the synergies we expect to be up and running in 18 to 24 months.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         Right, so you are expecting right now -- you are budgeting in all of the cost savings to fall to the bottom line, the $500 million to get to the 35 to 40 percent EPS accretion?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes, I am. Clearly that is our preference that as much of it falls to the bottom line as possible.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         This is in addition to the cost savings that you will be generating as part of your strategy, so presumably your operating income in 2004 on a stand-alone basis would be higher, then could be higher than what we're seeing in 2003?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO

         Yes, let me take that in two parts. We have not given guidance for 2004 but we have clearly said our objective is to grow earnings. And the synergies from this transaction are definitely additive to the announcement that we made last month that we're shooting for $1 billion in cost savings by the end of 2005. Yes, they are additive.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         And are you confident you are going to get the FTC approval on the deal as it is and what is the timeline on when we should be hearing from the FTC?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         Judy, this is Chuck. We expect the clearance through the FTC process to probably take close to the six months that we're talking about before closing. We believe that we will be able to get the FTC clearance with the transaction structured exactly as it is, and that is our objective.

JUDY HONG  - GOLDMAN SACHS - ANALYST


         Can you give us more color on why you are so confident that they would grant approval in light of the fact that if you look at the cigarette market, it is highly concentrated and some of the ex FTC officials have already indicated that they think this could create a duopoly?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         I am not going to get into the specifics of the position that we will be taking when we go to the FTC, but we believe that with the changes in the marketplace, with the procompetitive nature of this transaction that we will be able to convince the FTC that the transaction should be approved as it stands.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         And just one final question on your new guidance for 2003. Dianne, you said that the guidance for the operating income came up by about $100 million. Is that including the $55 million benefit that you got in the third quarter as a result of tax benefits?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Well, the tax benefit is at the net income level, so the $675 to $725 would exclude that.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         Right, but at the EPS line you would show the $55 million?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Oh, yes, I would, at the EPS and net income level, yes. That is included in what I am talking about.


JUDY HONG  - GOLDMAN SACHS - ANALYST


         Thank you very much.


OPERATOR


         Martin Feldman from Merrill Lynch.


MARTIN FELDMAN  - MERRILL LYNCH - ANALYST


         If we look at RJR's performance volume performance this quarter and year-to-date, but specifically the quarter, both the savings segment and the premium segment under performed market. The same was largely true for Brown & Williamson. Andy, I'm specifically interested if you could give us some color as to why you think besides the business being a bigger business, the share trends and the volume trends of the individual brands should perform more strongly as part of the whole then as part of two separate companies?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Well, Martin, first of all what is driving this is the cost synergies and being able to be more efficient. I'm very optimistic that when we put the new company together, when it materializes that the focus and creativity of the group will be an enabler to improving performance over a longer period of time as we go forward.


MARTIN FELDMAN  - MERRILL LYNCH - ANALYST


         Andy, clearly there is a very good cost savings. You annunciated up to $800 million for '04 and up to $1 billion by the end of '05. Now you have got an additional $500 million here. But why shouldn't we assume that the top line, the volume decreases even if they start improving slightly still under performed market declines. You or RJR said might be accelerating to offset some of those synergies savings that you might get in the next few years?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Martin, I think you are independent and you are free to make assumptions you want. I feel that what we have in this deal once Reynolds American becomes company post close, we have a stronger company financially, and the potential to be a stronger company in terms of performance in the marketplace.


MARTIN FELDMAN  - MERRILL LYNCH - ANALYST


         Okay. Thanks for that. Chuck, can you tell me specifically which company will be providing the indemnification to Brown & Williamson?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         Yes, the merger of Brown & Williamson's operating company, which will be formed and the assets and liabilities of Brown & Williamson will be contributed to what R.J. Reynolds Tobacco Company will create the company that will be R.J. Reynolds Tobacco Company will provide the indemnity to B&W.


MARTIN FELDMAN  - MERRILL LYNCH - ANALYST

         So the company that will provide the indemnity to B&W and I believe it is B&W that owns the shares for BAT and Reynolds American will in fact include some of the existing assets of Brown & Williamson?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         That is correct.


MARTIN FELDMAN  - MERRILL LYNCH - ANALYST


         Okay. On a pro forma basis, should we expect the tax rate to change much, if at all?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Martin, I do not believe so. We are right around 39 percent excluding the charges this year, and that is my expectation going forward.


MARTIN FELDMAN  - MERRILL LYNCH - ANALYST


         Okay, that's great. Thanks very much.


OPERATOR


         Donald Lipkin from Bear Stearns.


DONALD LIPKIN  - BEAR STEARNS - ANALYST


         I just want to make sure I am reading this right. When it said that MSA Inc. reads the deep discount market as 9.9% market share, does that mean that the big four manufacturers having a 90 percent market share?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         On a retail share of market basis that is based on sampling, the larger manufacturers including RJR and our three largest competitors and I am also going to include Santa Fe in here as well as it is one of our subsidiaries, year-to-date on the retail shared of market basis they have about 90 percent of the market. I have not calculated it on a shipment share basis, but there is a difference between the two. The retail share of market data indicates about 10 percent associated with the smaller manufacturers. On a shipment basis you know we have a problem this year where we believe the smaller manufactures shipments were understated. Our best estimate is that on a shipment basis those companies would have 13 to 15 percent of the market.


DONALD LIPKIN  - BEAR STEARNS - ANALYST


         Great. Thank you very much.


OPERATOR


David Adelman of Morgan Stanley.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         I have a number of questions. First, Dianne, the guidance increase from September 17 to now, what changed in the second half of December from a cost perspective?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Second half of the year?


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         Second half of September I meant to say.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         We started seeing additional cost savings coming through. We have assigned all of our estimates. We have had some developments that are positive on the timing of the cost reductions. So previously where I had said that 2003 earnings included about $300 million of cost savings, that number has grown. It is probably more like $350 to $375 now. And another good result development over the course of the year has been the improvement in our full price mix. We started the year in the first quarter at probably a little over 59 percent full price mix, and in the third quarter we were at 62.7. So both of those have developed and improved our guidance for the year, excluding the charges.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         And have you altered your view of the cost savings you'll generate in '04 from the existing plans?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No, not really. What happened is we are just beginning to realize some of them a little earlier than our original forecast.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST

         And is it the intent that those numbers fall to the bottom line, because BAT put sort of a question mark in front of that in some of their comments.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO




Well, I'm not aware of where the question mark is. It goes back to what we said in September. We will take as much of it to the bottom line as is right. We're following our new strategy on Winston and Doral as well as Camel and Salem. So our objectives on all of these cost synergies, both those associated with the deal and our own restructuring and strategies that we laid out last month and as much as it goes to the bottom line as possible.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         On the $500 million merger cost savings, how much of that savings is compromised or how sensitive is it to any divestitures that you have to make? In other words, if the packages you have to divest two share points, can you still deliver $500 million in cost savings?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         David, we a going forward on the assumption that we are going to get this deal approved by the FTC and we constructed it to date, and we believe that is what is going to happen.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         Can you help us understand though what the sensitivity to the cost savings is if that is not the case?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         It is a function of -- if you had to divest anything, it would be a function of how much income you get off of the divestiture.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         And then 75 percent of the net income goes to the dividends. What is the intent to do with the remainder?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         We will evaluate those opportunities as we go forward.


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         That will be up to the new management and the new Board.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         And why do you feel constrained on share repurchase? Does BAT have an issue with going north of 42 percent?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         There's a couple of issues but it is not - its more tax ineffective for them to participate in share repurchase programs.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         Okay. And on the $500 million cost savings, what do you expect the cash charges to realize them? Sorry, the negative cash outflow to realize those savings?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         In a deal of this size, it is typically the cash costs associated with gaining the synergies, is typically one to two times. We will be well within that range if not on the lower end of that range.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         Andy, can you talk about what the operating philosophy of this is going to be in terms of the marketplace? I realize you don't want to and are not in a position to talk about particular brands and strategy, but clearly Reynolds strategies evolved recently to focus more on profitability than on share in aggregate. Is that going to be the going forward bias of the new company?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         I am not really going to comment on the operating philosophy of the new company. That will be the decision of the management of Reynolds American Inc. once we get past the close.


DAVID ADELMAN  - MORGAN STANLEY - ANALYST


         Okay, thank you.


OPERATOR


Bonnie Herzog with Smith Barney.


BONNIE HERZOG  - SMITH BARNEY - ANALYST

         I have a few questions of course on the merger announcement. I guess first of all I'm curious about your restructuring announcement back in September. Why did you announce that first or early? Why did you not wait to just announce all of this at the same time? Is that because of these cost savings that you were able to realize with your restructuring?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Both of these efforts were just so happened or underway at the same time. They were parallel paths, so to speak. We announced the reshape effort, the restructuring in September because we were ready to announce it. We had nothing to announce relative to the deal with at that time. We didn't know if there would be a deal. The deal has materialized for the benefit of both companies and both companies' respective shareholders. As soon we have consummated the deal we have announced it. And what is great about this to me is it is consistent with the strategy that we have outlined in the reshape and they were announced as appropriate when they were both ready.


BONNIE HERZOG  - SMITH BARNEY - ANALYST


         Fair enough. Maybe a follow-on question on the restructuring about your new strategy on Doral and the fact that you are basically going to be deemphasizing Doral and just limited promotion on the brand. But now the newly combined company will of course have both Doral and GPC, and I guess I would argue that the one to possibly deemphasize would be GPC and you will put more behind Doral. So how are you looking at these two key second-tier brands and how they will be positioned in the marketplace?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         We are focused on running our business the way it is today. The deal closes, Reynolds American Inc. becomes formed, it will be the job and the decisions of the new management to formulate strategy on the brands and the marketplace.


BONNIE HERZOG  - SMITH BARNEY - ANALYST


         So that could change?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         You are free to speculate any way you want, Bonnie, but it is the decision of the new management to decide what direction they will move this company. In the meantime we are leading this company as we see is the best way as outlined in our discussion back in September.


BONNIE HERZOG  - SMITH BARNEY - ANALYST


         Okay. And on the $500 million cost savings that was announced with this merger, and I don't know if you addressed this, but is there the option - because I think in the press release and BAT also stated that these savings, these annualized savings would be realized 18 to 24 months after the deal closes? Is there an opportunity for some savings to be realized sooner? I don't know if you addressed that.


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Well, the timeframe which is our current expectation that all of the savings would be realized in this 18 to 24 month period, obviously we would move as quickly as possible to realize those savings. I think it is fair to say that the majority of those savings would be realized in a twelve-month period. But from my point of view actually one of the benefits of the well-organized and focused reshape effort we have is that I think we will be in excellent shape once the close occurs to move quickly in a very organized fashion to capture those synergies as quickly as possible.


BONNIE HERZOG  - SMITH BARNEY - ANALYST


         That would make sense. Okay that is good to hear. And in terms of the reduced risk technology that you or the combined company may have, I think BAT was talking about this on their conference call, whatever develops at Reynolds American, the newly formed company, I'm curious how if at all that could be applied to BAT's global business. So for instance you combine R&D efforts, you come up with some things, if anything that could be a BAT benefit from that in any way with their international portfolio?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         BAT will be a minority shareholder in Reynolds American. If Reynolds American subsidiaries develop some technology that BAT would have an interest in utilizing, they would like any third party, have the right to negotiate terms to acquire that.


BONNIE HERZOG  - SMITH BARNEY - ANALYST


         Okay. So there is an option to even drive that further and then to combine it, you would also benefit from that negotiation of course.


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Sure.


BONNIE HERZOG  - SMITH BARNEY - ANALYST

         So that is a great vehicle then to get a potential reduced risk product outside the U.S. Final question, the super premium category, with this merger, it seems to me that you have taken on a bigger stake, which I think is positive between the American Spirit brand, you got now Rothmans, Dunhill, all of these brands. And that is going to be larger piece of your portfolio. So I'm curious just in general you must see that the super premium segment is still performing well. And I just wanted to hear from you if that is accurate and you still think there is opportunity to expand that business.


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         I would say yes on all fronts. Obviously one of the benefits of the combination is we already have Santa Fe, have Dunhill. It will strengthen the new entity in that direction. I think that is a positive and certainly I am confident that the new management would strategically try to develop that to the very best of their ability.


BONNIE HERZOG  - SMITH BARNEY - ANALYST


         Okay, thank you.


OPERATOR


         Rob Campagnino from Prudential Equity Group.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         Andy, I presume you'll be appointing the management team? Is that correct?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         I will be appointing it? The new management team we are hoping within the next couple weeks or so to be announcing that. And that will evolve from discussions between Susan Ivey and myself.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         Do we know any of the people involved?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         No, we will be announcing, like I just said, we will be announcing those changes somewhere in the next couple weeks.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         Okay. This is a smaller issue but you have a joint venture with Gallaher. What is the status of that, given this transaction with British American?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         Our expectation is that we will continue. Obviously I will have discussions with Nigel Northridge the CEO of Gallaher. I imagine over the next few days or so. But that is our current expectation, that we will continue.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         But you have not had any conversations with them as of yet?


ANDY SCHINDLER  - RJ REYNOLDS - CHAIRMAN, PRESIDENT & CEO


         No, I haven't. We just announced this yesterday. And we are on the call now, so my expectation is that Nigel and I will be talking shortly.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         On the Management Science volume, am recalling correctly that at some point nine months ago, you are looking into perhaps trying to get a better measure of industry volume? Is that something that has been abandoned as too difficult?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No, we are still looking into it, we just have not gotten any official numbers from MSA to incorporate that higher (inaudible) of the deep discount brands. We just haven't gotten an official update to report for 2003, so we just have to leave it open. We just don't have good numbers yet?


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         When could we start to expect to see the impact of maybe your change in the go to market strategy and some of the data that we are seeing? Your free product volume dropped off a little bit in the third quarter, but was still higher if I'm correct than in the prior three quarters. The fact that effective price, based on my information of Doral and Winston, seems to be unchanged. When can we start to see some changes in the pricing of your brands relative to your restructuring announcement?


LYNN BEASLEY  - RJ REYNOLDS TOBACCO CO - PRESIDENT & COO

         In terms of all the new strategies we announced, we're in the process of implementing those now and transitioning them into this year and expect to be fully implemented next year.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         And just as bookkeeping, the federal excise tax and the MSA accrual for the quarter?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         The settlement expenses in the quarter were $500 million and a preliminary number on federal excise taxes is, I believe, $405 million.


ROB CAMPAGNINO  - PRUDENTIAL SECURITIES - ANALYST


         Perfect. Thank you very much.


OPERATOR


         Robert Smalley (ph) of Clinton Group.


ROBERT SMALLEY  - CLINTON GROUP - ANALYST


         A couple quick questions on the fixed income side. Your bonds are currently secured by some of the assets of the company.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes, they are.


ROBERT SMALLEY  - CLINTON GROUP - ANALYST


         Could you talk about that, were the bonds go with this transaction and if there is any security from B&W in here or how that works?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes, RJR Holdings, a currently publicly traded company, will become a wholly-owned subsidiary of Reynolds American and the debt, the public debt is at the RJR Holdings level and we believe it will stay there. The collateral and guarantees which you speak of will remain in place and the new assets that come over as a part of this acquisition will be added to that pool.


ROBERT SMALLEY  - CLINTON GROUP - ANALYST


         What are the new assets specifically?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         There is property plant and equipment that will come with the acquisition, as well as the value of the trademark.


ROBERT SMALLEY  - CLINTON GROUP - ANALYST


         Okay. I had actually thought that the trademark was not included in this.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No. The U.S. trademarks are included. They will be coming over as part of the merger.


ROBERT SMALLEY  - CLINTON GROUP - ANALYST


         Okay. And finally, given the fact that you bought back a fair amount of this debt in the past and it is a little bit -- you have cleaned up some of my concerns with it, but does it make sense to tender for this down the road at some point?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         We'll be evaluating our capital structure as we go forward and at closing. I think it's a little premature to get out ahead of that.


OPERATOR


         Karen Miller (ph) from Bear Stearns.


KAREN MILLER  - BEAR STEARNS - ANALYST


         Can you please tell of the $310 million restructuring charges, how much of that was cash?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Karen, of the $310 million restructuring charge, the cash costs are approximately $220 million. That will spread out over time the impact in '03 is not very large, growing in '03 excuse me in '04 and the remainder in '05.


KAREN MILLER  - BEAR STEARNS - ANALYST


         Could you repeat that again? In '04 you said it is not as large?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO

         In '03 its about $20, $25 million. The bulk of it is in '04 and into '05.


KAREN MILLER  - BEAR STEARNS - ANALYST


         Okay, so what was the $220 you mentioned? Is that cash portion?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         That is the total of the $310 million, the total cash associated with that. It is about $220 million.


KAREN MILLER  - BEAR STEARNS - ANALYST


         And you said in order to get the $500 million in savings that typically it costs you that much in expenses. Is that correct? What would you say would be the cash outflow to achieve the $500 million in savings?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         I'm sorry, you are talking about the $500 million savings associated with the acquisition transaction?


KAREN MILLER  - BEAR STEARNS - ANALYST


         Correct.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         The cash costs, like I said before, are going to run between one and two times the $500 million. If not at the lower end of that range.


KAREN MILLER  - BEAR STEARNS - ANALYST


         So basically you are not breakeven till year two or year three of the merger, correct?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         The cash will flow out over time. I haven't looked at it on a tight timeframe like that, but clearly severance benefits flow out and it depends on when the full integration, when the bulk of it happens. Within 18 to 24 months, we should all have it up and running, but the cash cost will flow out over a somewhat longer time period, given severance.


KAREN MILLER  - BEAR STEARNS - ANALYST


         Okay, and if you could just go over something you mentioned before, did you say that Brown & Williamson's operating income this year is about $500 million? Is that correct? And that is the same equal figure of the $675 to $750 that you're talking about for RJR?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes, B&W's operating profits in 2003 are estimated at approximately $500 million, and RJR's operating profits excluding restructuring charges and the impairment charges would be between $675 and $725 million.


KAREN MILLER  - BEAR STEARNS - ANALYST


         And then how does that whittle down to 35 percent accretive to earnings?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Well, of course we take out our net interest expense and the appropriate taxes and then we expect to have instead of the approximately 84 million shares outstanding now, after the conclusion of the transaction we expect to have more like 150 million shares outstanding. So at an EPS level, that would get you if you used that set of numbers, which is what we have available right now, that would get you in the 35 to 40 percent accretive at EPS.


KAREN MILLER  - BEAR STEARNS - ANALYST


         Great, thanks. One more question, more housekeeping. What was depreciation and amortization as well as CAPEX for the quarter?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Depreciation and amortization for the quarter was about $30 million, and CAPEX was $13 million.


KAREN MILLER  - BEAR STEARNS - ANALYST


         Thank you very much. I appreciate it.


OPERATOR


         Fillipe Goossens with Credit Suisse First Boston


FILLIPE GOOSENS - CREDIT SUISSE FIRST BOSTON - ANALYST

         A couple of fixed income questions here. Have you, I presume you have discussed this with the rating agencies, but have you gotten any initial indication from them in terms of what they might do with your existing ratings?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         We have had discussions with our rating agencies, but what decisions they make will be up to them.


FILLIPE GOOSENS - CREDIT SUISSE FIRST BOSTON - ANALYST


         Okay. Then does the deal require any consent from bondholders the way you currently reach (ph) documentation?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         The bondholders again the debt will stay at the RJR Holdings level, a subsidiary of Reynolds American. So no, this does not require bondholder approval.


FILLIPE GOOSENS - CREDIT SUISSE FIRST BOSTON - ANALYST


         You're not planning I presume to issue a downstream guarantee from Reynolds American to the existing bonds, correct?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Correct.


FILLIPE GOOSENS - CREDIT SUISSE FIRST BOSTON - ANALYST


         And then a more business-related question, with the new combination, are you planning at all to perhaps explore using the platform of the BAT to get more access to export markets down the road, or is that more related to the Gallaher arrangement you have?


CHUCK BLIXT  - RJ REYNOLDS - EVP, GENERAL COUNSEL


         We have the Gallaher joint venture. Santa Fe has a small international business. And beyond that, we will continue to manufacture for export the brands for BAT that Brown & Williamson has been manufacturing for export.


FILLIPE GOOSENS - CREDIT SUISSE FIRST BOSTON - ANALYST


         Okay, thanks very much.


OPERATOR


         Scott Stark (ph) from Citigroup.


SCOTT STARK  - CITIGROUP - ANALYST


         Dianne on the bank lines you have $531 million through November of '04. You believe that is enough to support you even though you do not use it that much at this time?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         I'm sorry, I didn't catch your question. Could you repeat it for me, please?


SCOTT STARK  - CITIGROUP - ANALYST


         You have a bank line right now, $531 million, expires November of '04.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes.


SCOTT STARK  - CITIGROUP - ANALYST


         Do you believe that is enough now with the combination of these assets enough to support the business, or if you need cash flow?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         We believe our existing cash is strong enough to support our business as well as the combined business. B&W will also generate cash, so I think our cash position is pretty strong heading into this transaction.


SCOTT STARK  - CITIGROUP - ANALYST


         You don't see any changes to that line going from now until November of '04?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         We will renegotiate the line before November of '04, but I think our cash position is pretty strong.


SCOTT STARK  - CITIGROUP - ANALYST

         You gave out debt guidance. It was long-term debt of $1.6 billion for next year.


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes, we will end the year with total debt of about $1.6 billion.


SCOTT STARK  - CITIGROUP - ANALYST


         Okay, its total debt. Okay, and I guess everyone else has asked my questions. Okay, thank you.


OPERATOR


(OPERATOR INSTRUCTIONS) Donald Lipkin from Bear Stearns.


DONALD LIPKIN  - BEAR STEARNS - ANALYST


         Just one quick follow-up. In terms of MSA has given you back data I assume of all the subsequent participating manufacturers, of that 10 percent that is reported, do you have a better sense of how big the SPM's -- what percentage the SPM's would be versus the NPM's?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No, I don't. I don't have it broken down that way. I can tell you the two largest SPM's make up about 50 percent of the retail share of market figure, but I do not have it broken down any further than that.


DONALD LIPKIN  - BEAR STEARNS - ANALYST

         Retail meaning the MSA numbers?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No, meaning the 10 percent retail share of market results that we track.


DONALD LIPKIN  - BEAR STEARNS - ANALYST


         Of the 10 percent, the two largest (indiscernible).


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         Yes.


DONALD LIPKIN  - BEAR STEARNS - ANALYST


         Thanks a lot, very helpful.


OPERATOR


         Scott Stark from Citigroup.


SCOTT STARK  - CITIGROUP - ANALYST


         One more question. Do you have any CAPEX guidance for the combined entity?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No, I don't.


SCOTT STARK  - CITIGROUP - ANALYST


         Okay. And you do not know what they are doing right now or what they have done year-to-date?


DIANNE NEAL  - RJ REYNOLDS - EVP & CFO


         No, I don't.


SCOTT STARK  - CITIGROUP - ANALYST


         Okay, thanks.


OPERATOR


         I will now turn the conference back to Ms. Wehn.


CAROLE BIERMANN WEHN  - RJ REYNOLDS - VP INVESTOR RELATIONS


         Thank you for joining us this morning. As a reminder, a replay of this call will be available on our website at RJRHoldings.com until November 4. Thank you.


OPERATOR


         This concludes our conference for today. Thank you for participating and have a nice day. All parties may now disconnect.

DISCLAIMER

CCBN reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES CCBN OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

(C)2003, CCBN, Inc. All Rights Reserved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Reynolds American Inc., the holding company to be formed in the proposed business combination, intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. ("RJR") ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, when it becomes available, as well as RJR's and Reynolds American Inc.'s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR's website, www.RJRHoldings.com.

FORWARD-LOOKING INFORMATION

Statements included in this transcript of conference call of October 28, 2003, which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although RJR believes that these expectations are based on reasonable assumptions, it can give no assurance that the business combination, if consummated, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed include the satisfaction of all conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including those described above. Factors that could affect the future performance of Reynolds American, Inc. following completion of the transaction, include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims arising out of the tobacco business and the claimed health effects of cigarettes that are pending against RJRT or B&W or may be instituted against Reynolds American, Inc. or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success of new product innovations and acquisitions; the effect of market conditions on the performance of pension assets and the return on corporate cash; any potential costs or savings associated with realigning the cost structure of Reynolds American, Inc. and its subsidiaries and otherwise realizing synergies from the combination of RJRT and B&W; and the ratings of RJR's securities. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INTERESTS OF PARTICIPANTS

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in RJR's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 19, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants in the proposed business combination by reading the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available.

In addition, since the referenced proxy statement, Robert S. (Steve) Miller Jr. was elected to the board of directors of RJR. As of Oct. 27, 2003, Mr. Miller was the beneficial owner of 1,000 shares of RJR's common stock, which does not include 10,000 shares issuable upon the exercise of stock options held by him that are exercisable on or after Jan. 1, 2004. If the proposed business combination is consummated, Mr. Miller's options will be immediately exercisable. Additional information regarding Mr. Miller and any interests he may have in the proposed business combination will be set forth in the prospectus/proxy statement and other relevant documents filed with the SEC when filed with the SEC.